

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Jesse Stein
Chief Financial Officer
Compound Projects, LLC
335 Madison Avenue, 16th Floor
New York, NY 10017

      Re: Compound Projects, LLC
           Post Qualification Amendment on Form 1-A
           Filed October 22, 2020
           File No. 024-11133

Dear Ms. Stein:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment on Form 1-A

DESCRIPTION OF SERIES #REACH , page 38

1.   We note your disclosure that you entered into an agreement on April 6, 2020 to lease the 1805 Reach Brickell property. Please file the lease agreement as an exhibit or advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction